MediaComm Broadcasting Systems, Inc.
                            925 W. Kenyon Avenue #15
                           Englewood, Colorado 80110
                                 (303) 762-6444


                               September 6, 2000


Richard Wulff, Chief
Office of Small Business Review
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549


Dear Mr. Wulff:

     Pursuant to Rule 477(a) and (c) of Regulation C, MediaComm Broadcasting Systems, Inc. (the "Registrant") hereby makes application for the immediate withdrawal of its registration statement on Form SB-2 (File No. 333-90241), together with all amendments and exhibits thereto. This registration statement was filed with the Securities and Exchange Commission (the "Commission") on November 3, 1999 and became effective at 4:30 P.M. EDT, on May 12, 2000.

     The reason for the Registrant's application to withdraw this registration statement is based upon the Registrant's belief that there is no market for the common shares it proposed to offer to the public. The Registrant proposed to self underwrite the registered offering; however, no selling efforts were undertaken by the Registrant and no shares of the common stock covered by the registration statement have been sold. No preliminary prospectuses were delivered by the Registrant to prospective investors.

     Accordingly, the Registrant hereby requests that the Commission consent to the withdrawal of the subject registration statement in accordance with the Commission's customary procedures in such circumstances.

                                      Very truly yours,


                                      /s/ Don E. Montague
                                      -------------------
                                      Don E. Montague,
                                      Chief Executive Officer


cc: David Link, Reviewer